May 8, 2008

Via EDGAR and Facsimile
United States Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549-7010 Attn: Chris White Branch Chief Accountant

Re:	ENSCO International Incorporated Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 26, 2008 File No. 001-08097

Ladies and Gentlemen:

We are in receipt of your letter dated March 27, 2008 regarding our Form 10-K for the year ended December 31, 2007. We did not receive your letter until today, and we had no knowledge of its existence until our telephone conversation earlier today. As per our discussion, we request an extension of 10 business days in order to properly respond to your questions and comments.

If you should have questions or require additional information, you may contact the undersigned or Alan Harvey of Baker & McKenzie LLP at (214) 978-3047.

Sincerely, /s/ J. W. Swent J. W. Swent Senior Vice President and Chief Financial Officer

cc:	Alan Harvey, Baker & McKenzie LLP Bob Carroll, U.S. Securities & Exchange Commission